FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number	0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Website: www.tevapharm.com

September 20, 2011

NOTICE

At the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on September 19, 2011, all resolutions on the attached agenda (1-6) were approved by the shareholders.

Teva Pharmaceutical Industries Ltd.

Teva Pharmaceutical Industries Ltd.
Agenda – Annual Meeting of Shareholders
September 19, 2011

1.
To approve the resolution of the Board of Directors to declare and distribute the cash dividend for the year ended December 31, 2010, paid in four installments in an aggregate amount of NIS 2.90 (approximately US$0.77, according to the applicable exchange rates) per ordinary share (or ADS).

2.	To appoint the following three persons to the Board of Directors, each to serve until the 2014 annual meeting of shareholders: Mr. Chaim Hurvitz, Mr. Ory Slonim and Mr. Dan Suesskind.

3.	Statutory Independent Directors:

a)
To appoint Mr. Joseph (Yossi) Nitzani to serve as a statutory independent director for an additional term of three years, following the expiration of his first term of service on September 25, 2011, and to determine that his remuneration and benefits shall be as approved at the 2006 and 2008 annual meetings of shareholders.

b)
To appoint Prof. Dafna Schwartz to serve as a statutory independent director for a term of three years, commencing on December 7, 2011, following the end of Dr. Leora Meridor’s term as a statutory independent director, and to determine that Prof. Schwartz’s remuneration and benefits shall be as approved at the 2006 and 2008 annual meetings of shareholders.

4.
To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2012 annual meeting of shareholders and to authorize the Board of Directors to determine its compensation, provided such compensation is also approved by the audit committee.

5.
To approve the purchase of directors’ and officers’ liability insurance for the directors (including statutory independent directors) and officers of the Company and its subsidiaries, with annual coverage of up to $350 million, until the later of the 2014 annual meeting of shareholders and June 1, 2014.

6.	Directors’ Remuneration:

a)
To approve an increase in the remuneration for Prof. Moshe Many in his capacity as Vice Chairman of the Board of Directors as follows: increase of the cash remuneration from the NIS equivalent of approximately USD 175,000 (as of June 21, 2011), plus VAT (as applicable) per annum, to an amount equal to the NIS equivalent of USD 250,000 (as of June 21, 2011) per annum plus VAT (as applicable), to be adjusted from time to time in accordance with increases in the Israeli Consumer Price Index. Such remuneration will be in addition to the per meeting fees payable to members of Teva’s Board of Directors.

b)
To approve the reimbursement of expenses to Dr. Phillip Frost, Chairman of the Board of Directors, in an amount of USD 167,458, in order to settle the out of pocket travel expenses exceeding USD 500,000 incurred by Dr. Frost during 2010 in connection with his activities on behalf of the Company. In addition, the Company shall reimburse Dr. Frost for out of pocket transportation costs relating to his participation in Board, Board committees and other Company activities, whether held within or outside the U.S., during 2011 and 2012, as shall be submitted by him from time to time, up to an annual amount of USD 700,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Title: Chief Financial Officer

Date:  September 20, 2011